UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Bank of Hawaii Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

062540109

(CUSIP Number)

Michael E. O’Neill
130 Merchant Street
Honolulu, HI  96813
1-(808)-537-8430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 062540109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. O’Neill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,728,400

	8.	Shared Voting Power 152,273

	9.	Sole Dispositive Power 2,728,400

	10.	Shared Dispositive Power 152,273

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,880,673

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN

This is Amendment No. 2 to a Schedule 13D filed by Michael E. O’Neill on November 7, 2003 and amended on May 5, 2004 relating to shares of common stock, par value $.01 per share (“Common Stock”), of Bank of Hawaii Corporation, a Delaware corporation (the “Company”).  The Schedule 13D as amended is hereby further amended as set forth below.  Except as specifically provided herein, this Amendment No. 2 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D as amended, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D as amended.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended to add the following paragraph:

The funds utilized by Mr. O’Neill to pay the exercise price of the stock options exercised by him as reported in Item 5 of this Amendment No. 2 were lent to Mr. O’Neill by a brokerage firm in the ordinary course of business and will be repaid from the proceeds of the sale of a portion of those shares.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D as amended is further amended to add the following paragraph:

Mr. O’Neill has determined to diversify his investment portfolio, which resulted in the transactions described in Item 5 of this Amendment No. 2.  Mr. O’Neill’s decision to liquidate a portion of the shares of Common Stock beneficially owned by him was based on his desire to diversify his investments in view of the concentration of his assets represented by his beneficial ownership of Common Stock and on the substantial appreciation in value of those shares, and was not based on an evaluation of the Company’s future prospects.  It is Mr. O’Neill’s present intention to hold at least 2,500,000 shares of Common Stock directly or through his employee stock option interest as long as he continues to serve as a director of the Company.

Item 5.	Interest in Securities of the Issuer
(a)

Item 5(a) of the Schedule 13D as amended is further amended to read in its entirety as follows:

Mr. O’Neill may be deemed to own beneficially 2,880,673 shares of Common Stock, which represents approximately 5.5% of the issued and outstanding shares of Common Stock as of May 7, 2004 plus shares issuable under Mr. O’Neill’s vested stock options.  The shares of Common Stock deemed to be owned beneficially by Mr. O’Neill include:

(1) 7,044 shares of Common Stock held directly;

(2) options to acquire 2,721,356 shares of Common Stock granted under the Company’s 1994 Stock Option Plan (“Option Plan”) and exercisable within 60 days of the date hereof; and

(3) 152,273 shares of Common Stock owned by the Bank of Hawaii Charitable Foundation (“Foundation”), beneficial ownership of which is disclaimed by Mr. O’Neill.

(b)

Item 5(b) of the Schedule 13D as amended is further amended to read in its entirety as follows:

Of the shares of Common Stock that may be deemed to be owned beneficially by Mr. O’Neill, he has sole voting and dispositive power over 2,728,400 shares, including those which he may acquire pursuant to exercisable options, and shared voting and dispositive power over 152,273 shares, representing the shares owned by the Foundation of which he disclaims beneficial ownership.  Mr. O’Neill shares voting and dispositive power over the Foundation’s shares with the other members of the Foundation’s Board of Directors.

(c)

During the last 60 days, Mr. O’Neill effected the following transactions in Common Stock:

(1) On May 6, 2004, Mr. O’Neill donated 70,000 shares of Common Stock to a charitable organization without consideration;

(2) On May 6, 2004, Mr. O’Neill sold 644,069 shares of Common Stock to the Company in a private transaction at the volume weighted average price of $44.26 per share for May 6, 2004; and

(3) On May 7, 2004, Mr. O’Neill exercised options granted under the Plan to acquire 87,302 shares of Common Stock at an exercise price of $27.01 per share and options granted under the Plan to acquire 3,342 shares of Common Stock at an exercise price of $29.92 per share.  On the same date, he sold in the open market 83,600 of the shares of Common Stock so acquired at prices ranging from $42.75 to $44.30 per share.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2004
Date
/s/ Michael E. O’Neill
Signature
Michael E. O’Neill
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations  (See 18 U.S.C. 1001)